Exhibit 12.1

RATIO OF EARNINGS (LOSSES) TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

Our consolidated ratio of earnings (losses) to combined fixed charges and preference dividends for each of the periods indicated is as follows:

	Nine Months Ended September 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Ratio of Earnings (Losses) to Combined Fixed Charges and Preferred Stock Dividends:

Including Interest on Deposits	0.89	1.41	(0.59)	(4.09)	(0.36)	1.22

Excluding Interest on Deposits	0.77	2.22	(5.00)	(24.02)	(9.51)	2.20

For the purposes of computing the ratios, earnings represent the sum of income (loss) from continuing operations before taxes plus fixed charges and preferred share dividend requirements. Fixed charges represent total interest expense, including and excluding interest on deposits. Preferred share dividend requirements represent the amount of pre-tax income required to pay dividends on preferred shares. Before we issued the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.10 per share (the “Series A Preferred Shares”), on December 19, 2008, we had no preferred shares outstanding and had not paid any dividends on preferred shares. Therfore, the ratio of earnings to combined fixed charges and preferred share dividends is (i) identical to the ratio of earnings to fixed charges for the periods from 2007 to 2008 set forth below, and (ii) substantially the same as the ratio of earnings to fixed charges for the year ended December 31, 2008.

	Nine Months Ended September 30,	Years Ended December 31,
Dollars in thousands	2012	2011	2010	2009	2008	2007
Income (Loss) Before Taxes	$(950)	$6,667	$(33,203)	$(158,511)	$(67,697)	$14,163

Plus: Interest on Deposits	4,618	10,986	15,297	24,780	43,412	53,880
Plus: Interest on Federal Funds Purchased	–	–	–	–	126	2,164
Plus: Interest on Repurchase Agreements	265	276	237	431	1,340	4,492
Plus: Interest on FHLB Advances	1,207	1,608	1,607	2,051	2,424	1,475
Plus: Interest on SunTrust Term Loan	–	–	–	–	–	397
Plus: Interest on Subordinated Debt Supporting Trust Preferred Stock Issuances	791	916	1,025	1,320	2,551	3,229
Plus: Interest on Dividend Deferral for Trust Preferred Stock Issuances	–	167	163	34	–	–
Plus: Dividends on Preferred Stock	1,875	2,500	2,500	2,500	–	–
Plus: Interest Within Rental Expense*	–	–	–	–	–	–

Combined Fixed Charges and Preferred Dividends (Including Interest on Deposits)	8,756	16,453	20,829	31,116	49,853	65,637

Adjusted Earnings (Losses)	$7,806	$23,120	$(12,374)	$(127,395)	$(17,844)	$79,800

Earnings for the years ended December 31, 2010, 2009 and 2008 were inadequate to cover fixed charges and preferred stock dividends by $17,906, $133,731, and $24,285, respectively, excluding interest on deposits, and $33,203, $158,511, and $67,697, respectively, including interest on deposits.

*	All of the Seacoast Banking Corporation of Florida’s leases are operating; none are capitalized.